$40,416 RESERVATIONS  34 INVESTORS

# 19%
# remaining

Reaching the **$50k** reservation goal allows us to go live and get exposed to 1.6 million investors.

**Can you please help us reach a few more people to reserve?**



INVEST IN **CHASE ANALYTICS CORPORATION**

🖅 Share

## Technology company focused on developing data analytics software and business applications

chaselytics.com   Fort Worth, TX   [in]  [▶]



🔴 **EARLY BIRD TERMS: $59,584 LEFT** ❓

# $40,416
reserved of a $50,000 goal

**RESERVE**
min $100

$   0

**RESERVE**

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INVESTMENT TERMS ⌄

**Priced Round**
~~$25M~~ **$22.5M** pre-money valuation

**Early Bird Bonus:** The first $100K of investments will be at a $22.5M pre-money valuation

🎫 **Investor Perks:** $250, $500, $1K, $5K, $10K